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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         FORM 13F

                    FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: December 31, 2012
Check here if Amendment | |; Amendment Number:
This Amendment (Check only one.): |_| is a restatement.
                                  |_| adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Tamarack Capital Management, LLC
Address: 2333 State Street, Suite 102
         Carlsbad, CA 92008

13F File Number:

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Justin J. Ferayorni
Title: Managing Member
Phone: (760) 429-7252

Signature, Place, and Date of Signing:

/s/ Justin J. Ferayorni   Carlsbad, CA   Date January 8, 2013

Report Type (Check only one.):

|X| 13F HOLDINGS REPORT.

|_| 13F NOTICE.

|_| 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:
NONE

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

<PAGE>

                        FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 26

Form 13F Information Table Value Total: $224,539 (thousands)

List of Other Included Managers:

 No. 13F File Number   Name

NONE

<PAGE>

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<TABLE>
<CAPTION>
                                                        FORM 13F INFORMATION TABLE
                         TITLE                   VALUE     SHARES/   SH/ PUT/ INVSTMT OTHER            VOTING AUTHORITY
         NAME OF ISSUER   OF CLASS     CUSIP     (x$1000)  PRN AMT   PRN CALL DSCRETN MANAGERS      Sole     SHARED   NONE
-------------------------------- ------------ --------- -------- -------- --- ---- ------- ------------ -------- ------ -----
<S>                              <C>          <C>       <C>      <C>      <C> <C>  <C>     <C>          <C>      <C>    <C>
ALKERMES PLC                     COMM         G01767105    4630   250000  SH       Sole                250000
ATRICURE INC                     COMM         04963C209    5106   740000  SH       Sole                740000
BRUKER BIOSCIENCES CORP          COMM         116794108    5714   375000  SH       Sole                375000
CAREFUSION CORP                  COMM         14170T101   10003   350000  SH       Sole                350000
COMPUTER PROGRAMS & SYSTEMS      COMM         205306103    5789   115000  SH       Sole                115000
COVIDIEN PLC                     COMM         G2554F113    7506   130000  SH       Sole                130000
DEXCOM INC                       COMM         252131107    9173   675000  SH       Sole                675000
EXPRESS SCRIPTS HOLDING COMPANY  COMM         30219G108    2160    40000  SH       Sole                 40000
FLUIDIGM CORP                    COMM         34385P108    3902   272700  SH       Sole                272700
GREATBATCH INC                   COMM         39153L106   10690   460000  SH       Sole                460000
HAEMONETICS CORP/MASS            COMM         405024100   13314   326000  SH       Sole                326000
HOLOGIC INC                      COMM         436440101   15008   750000  SH       Sole                750000
IRIS INTERNATIONAL INC           COMM         46270W105     216    11090  SH       Sole                 11090
JOHNSON & JOHNSON                COMM         478160104   18577   265000  SH       Sole                265000
LIFE TECHNOLOGIES CORPORATION    COMM         53217V109   10002   204000  SH       Sole                204000
MCKESSON CORP                    COMM         58155Q103    6496    67000  SH       Sole                 67000
MEDASSETS INC                    COMM         584045108    6960   415000  SH       Sole                415000
PACIRA PHARMACEUTICALS INC       COMM         695127100    6551   375000  SH       Sole                375000
RTI BIOLOGICS INC                COMM         74975N105    8049  1885000  SH       Sole               1885000
SOLTA MED INC                    COMM         83438K103    5073  1900000  SH       Sole               1900000
SPDR S&P 500 ETF TRUST           COMM         78462F103   42723   300000  SH  PUT  Sole                300000
SPECTRANETICS CORP               COMM         84760C107    5545   375400  SH       Sole                375400
STRYKER CORP                     COMM         863667101    5482   100000  SH       Sole                100000
TEVA PHARMACEUTICAL-SP ADR       ADRS         881624209    7468   200000  SH       Sole                200000
VOCERA COMMUNICATIONS INC        COMM         92857F107    1318    52526  SH       Sole                 52526
VOLCANO CORP                     COMM         928645100    7083   300000  SH       Sole                300000

</TABLE>
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